VIA EDGAR AND FEDERAL EXPRESS

March 2, 2009

Sasha Singh Parikh

Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	USANA Health Sciences, Inc.
Item 4.02 Form 8-K
File No. 000-21116

Dear Ms. Parikh:

On behalf of USANA Health Sciences, Inc. (the “Company” or “USANA”), I am writing to respond to your letter dated February 24, 2009, which sets forth two comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 8-K filed on February 23, 2009. For your convenience, the full text of each of the Staff’s comments is set forth below in bold type, and the Company’s response to each comment directly follows the applicable text in regular type.

1.              We note that the Company will restate its quarterly financial statements for 2007 and 2008, the annual financial statements for 2007 and the statements of earnings, stockholders’ equity and comprehensive income, and cash flows for the year ended December 30, 2006.  Please tell us when you will file these restated financial statements.

USANA’s Response:

The Company plans to file the restated financial statements noted above on or about March 6, 2009, in its Form 10-K for the fiscal year-ended January 3, 2009 (the “2008 Form 10-K”).

2.              When you amend your periodic reports to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusion.

USANA’s Response:

As noted above, the Company plans to file its restated financial statements in the 2008 Form 10-K. In response to the Staff’s comment, and in an effort to provide full and accurate disclosure, the Company proposes to provide the following disclosure in Item 9A, Controls and Procedures, in the 2008 Form 10-K:

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information that is required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding any required disclosure.  In designing and evaluating these disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures.

As of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a- 15(e) under the Exchange Act).  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to provide reasonable assurance as of January 3, 2009.

Management’s Consideration of Restatement

As disclosed in Item 7 of this Form 10-K under “Restatement of Prior Financial Information,” and in Note A to our Consolidated Financial Statements included herein, we have restated our previously issued financial statements for the fiscal years ended December 29, 2007 and December 30, 2006 to correct two errors related to income taxes payable during the reported periods, which are more fully described in Note A. Management has assessed whether this restatement indicates a material weakness in the Company’s internal controls over financial reporting and has evaluated the effect of this restatement on the Company’s disclosure controls and procedures as of January 3, 2009. As part of its assessment, management concluded that the tax matters disclosed herein resulted from a control deficiency in the Company’s internal controls regarding the tax compliance of equity awards granted prior to 2006 by the Compensation Committee. Although a control deficiency was identified, management concluded that this control deficiency was remediated by the Company during 2006 and did not constitute a material weakness in our internal controls over financial reporting as of January 3, 2009.  Based on the foregoing analysis, our Chief Executive Officer and Chief Financial Officer also concluded that the control deficiency did not affect the design or operation of the Company’s disclosure controls and procedures in achieving the desired control objectives as of January 3, 2009.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, (as defined in Rule 13a- 15(f) under the Exchange Act).  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes those policies and procedures that:

•                  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•                  Provide reasonable assurance that transactions are recorded, as necessary, to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•                  Provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of January 3, 2009.  In making this assessment, management used the criteria that have been set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on its assessment, using those criteria, management concluded that, as of January 3, 2009, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of January 3, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the quarter ended January 3, 2009, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses address the Staff’s comments. Please advise us at your earliest convenience if you have any questions or require additional information. Please direct any questions to the undersigned at (801) 954-7672.  Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Jeffrey Yates
Jeffrey Yates
Vice President & Chief Financial Officer